

June 16, 2011

Via E-mail
Brandi L. DeFoor
President and Chief Executive Officer
SECURE NetCheckIn Inc.
13118 Lamar Ave
Overland Park, KS 66209

> **Re: SECURE NetCheckIn Inc.**
> **Amendment No. 2 to Registration Statement on Form S-1**
> **Filed June 6, 2011**
> **File No. 333-173172**

Dear Ms. DeFoor:

We have reviewed your registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

Use of Proceeds, page 14

1. In the second sentence under this heading you indicate that the amount of net proceeds from the sale of 550,000 shares is $70,250. However, the other disclosures under this heading indicate that the amount of net proceeds from the sale of 550,000 shares is $80,250. Please revise to present a consistent amount of net proceeds throughout your filing.

2. We note your disclosures under the heading "Research and Development" on page 15 and have the following comments:

   - Please revise the table presented under a.(ii) for the mid-range of your offering to better explain how this table includes the $8,250 spent on a database administrator under the minimum amount of your offering. In this regard, we note that none of the line items in this table are for $8,250.

- Please revise the table presented under a.(iii) for the maximum amount of your offering since the amount presented for the total is not mathematically correct.

Dilution, page 18

3. We note your response to comment ten in our letter dated May 31, 2011. However, your revised disclosures do not include all of the information required by Item 506 of Regulation S-K. In addition, you should revise this information to be presented as of your most recent balance sheet date, which we note is April 30, 2011. As previously requested, please revise your disclosure to include:

- Your net tangible book value per share before and after the offering under each of the offering scenarios;

- The amount of the increase in such net tangible book value per share attributable to the cash payments made by purchasers of the shares being offered under each of the offering scenarios; and

- The amount of the immediate dilution from the public offering price which will be absorbed by such purchasers under each of the offering scenarios.

4. We note your response to comment 11 in our letter dated May 31, 2011. It appears that several of the relative percentages presented for outstanding shares held by and consideration paid by the existing shareholder and the new investors have not been correctly computed. Please check your computations and revise as appropriate.

Dealer Prospectus Delivery Obligation, page 33

5. We note your response to comment 14 in our letter dated May 31, 2011. As requested by such comment, please move such disclosure to follow any disclosure provided pursuant to the requirements of Part I of Form S-1, which include the disclosure on pages F-1 through F-7 and under "Item 12A. Disclosure of Commission Position on Indemnification of Securities Act Liabilities."

Financial Statements, page F-1

Balance Sheet, page F-3

6. The amount shown as the "Deficit accumulated during the development stage" at April 30, 2011 does not appear to be correct and does not agree with the amount presented in your statement of changes in stockholders' equity. Please revise.

Statement of Operations, page F-4

7. Please revise your statement of operations and statement of cash flows to provide the cumulative amounts since inception. Please refer to the guidance applicable to development stage entities set forth in ASC 915-225-45-1 and ASC 915-230-45-1.

Statement of Changes in Stockholders' Equity, page F-5

8. Please revise to also include the amount of the net losses for the periods ended December 31, 2010 and April 30, 2011 as additions to the "Deficit accumulated during the development stage" so that this column in the statement will be mathematically accurate.

Statement of Cash Flows, Page F-6

9. We note your response to comment 16 in our letter dated May 31, 2011. However, it appears that your statement of cash flows is still not mathematically accurate. Specifically, the amounts shown as "Increase in Cash" for the periods ended December 31, 2010 and April 30, 2011 are incorrect. Please revise this caption to read "Increase (Decrease) in Cash," and revise the amounts presented to equal the sum of the amounts of net cash provided by or used in operating, investing and financing activities for each respective period. Please revise as appropriate.

Notes to Financial Statements, page F-7

10. We note that you have not updated your footnotes to reflect the fact that the financial statements include both the year ended December 31, 2010 and the four months ended April 30, 2011. Please continue to present all footnotes as of December 31, 2010, and also update your footnotes for the interim period as necessary for fair presentation of such financial statements. At a minimum, the footnotes for the interim financial statements must include a statement that management has made all adjustments that, in its opinion, are necessary in order to make the interim financial statements not misleading. Refer to Rule 8-03 (b)(1) of Regulation S-X and Instruction 2 and revise your footnotes as appropriate.

Exhibit 23.2 Consent of Independent Registered Accountant

11. Please file an updated consent of your independent registered accountant in the amended filing.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Act of 1933 and all applicable Securities Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

You may contact Sondra Snyder, Staff Accountant, at (202) 551-3332 or Jennifer Thompson, Accounting Branch Chief, at (202) 551-3737 if you have questions regarding comments on the financial statements and related matters. Please contact Charles Lee, Attorney-Advisor, at (202) 551-3427, Catherine Brown, Attorney-Advisor, at (202) 551-3513 or me at (202) 551-3725 with any other questions.

Sincerely,

/s/ Catherine T. Brown for

H. Christopher Owings
Assistant Director

cc: Sheila L. Seck, Esq.
        Seck & Associates LLC